Exhibit 99.1

NEWS RELEASE

YAMANA GOLD ANNOUNCES RECORD FOURTH QUARTER & YEAR END 2011 RESULTS

--REVENUE INCREASES 29%,  OPERATING CASH FLOW INCREASES 48%, ADJUSTED EARNINGS INCREASE 59%, -

TORONTO, ONTARIO, February 22, 2012 ─ YAMANA GOLD INC. (TSX:YRI; NYSE:AUY; LSE:YAU) (“Yamana” or “the Company”) today announced its financial and operating results for the fourth quarter and full year 2011.

HIGHLIGHTS FOR THE YEAR 2011

•	Record production of 1.10 million gold equivalent ounces (GEO)(1) , an increase of 5% at cash costs(2)(3) of $50 per GEO
•	Gold production of 916,284 ounces
•	Silver production of 9.3 million ounces
•	Generated cash margin of $1,517 per ounce(4), an increase of 28%

•	Flagship operations outperformed in 2011:
•	El Peñón production increased by 11% to 476,000 GEO
•	Gualcamayo production increased by 18% to 159,000 gold ounces

Significant financial and operational increases in 2011
•	Revenue increased 29% to $2.2 billion
•	Adjusted earnings(2) increased 59% to $713 million, $0.96 per share
•	Cash flow generated from operations(5) increased 48 % to $1.3 billion, $1.70 per share
•	Cash and cash equivalents were $550 million, a $220 million increase since 2010 year-end
•	Annual dividend increased throughout 2011 to $0.20 per share

“We have sought to position Yamana as a predictable, reliable, low cost gold producer with significant resources and production growth.  Our focus has been on generation of cash flow and free cash flow,” said Peter Marrone, Chief Executive Officer.  “Our focus in 2011 was on operational performance, exploration for discovery of new ounces and cash flow generation.  Our philosophy was, and remains, to efficiently convert ounces from the ground to cash flow.  Our focus in 2012 will continue to be on the delivery of growth in mineral resources, production, revenue and cash flow.”

NEWS RELEASE

KEY STATISTICS

	Three months ended December 31		Twelve months ended December 31
(In thousands of US dollars except where noted)	2011	2010	2011	2010
Revenues	568,754	535,130	2,173,325	1,686,811
Cost of sales excluding depletion, depreciation and amortization	178,384	178,341	716,692	631,063
Depletion, depreciation and amortization	93,611	83,657	356,759	301,912
General and administrative expenses	32,343	29,533	121,381	108,897
Exploration expenses	9,080	9,485	32,398	39,184
Operating Earnings	247,846	238,496	944,962	631,432
Equity earnings from Alumbrera	1,269	19,124	39,019	49,264
Net earnings	89,599	125,569	548,294	466,487
Net earnings per share	0.12	0.17	0.74	0.63
Adjusted earnings	184,242	170,979	712,896	448,203
Adjusted earnings per share	0.25	0.23	0.96	0.61
Cash flow generated from operations after changes in working capital	338,850	250,506	1,225,782	681,331
Per share	0.45	0.34	1.64	0.92
Cash flow generated from operations before changes in working capital	320,434	287,222	1,266,373	856,827
Per share	0.43	0.39	1.70	1.16
Average realized gold price per ounce	1,670	1,374	1,567	1,237
Average realized silver price per ounce	31.29	28.20	35.19	20.70
Average realized copper price per pound	3.36	3.81	3.93	3.37

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NEWS RELEASE
PRODUCTION SUMMARY
FINANCIAL AND OPERATING SUMMARY

	Three months ended December 31		Twelve months ended December 31
	2011	2010	2011	2010
Total gold equivalent ounces - produced	276,918	286,682	1,102,296	1,047,191
Gold produced	231,670	243,407	916,284	864,768
Silver produced (millions of ounces)	2.3	2.4	9.3	10.0
Total gold equivalent ounces - sold	262,782	265,349	1,045,147	997,388
Total copper produced - Chapada (millions of pounds)	45.4	39.9	166.1	149.4
Total payable copper sold - Chapada (millions of pounds)	43.6	39.6	153.6	143.8
	Three months ended December 31		Twelve months ended December 31
	2011	2010	2011	2010
Co-product cash costs per gold equivalent ounce	$486	$465	$463	$442
Cash cost per pound of copper (2)- Chapada	$1.20	$1.20	$1.29	$1.17
By-product cash costs per gold equivalent ounce(2)	$174	$(34)	$50	$50

Revenues of $569 million in the fourth quarter were 6% higher compared with $535 million in the same quarter of 2010 mainly due to higher realized prices for gold and silver and increased sales of copper pounds. Higher revenues also contributed to record mine operating earnings of $297 million in the quarter, compared with $273 million in the fourth quarter of 2010.  Revenues for the year were $2.2 billion consisting of sales of 862,321 ounces of gold, 9.1 million ounces of silver, and 153.6 million pounds of copper excluding Alumbrera, compared with $1.7 billion in the same period of 2010 on the sale of 813,113 ounces of gold, 10.1 million ounces of silver and 143.8 million pounds of copper excluding Alumbrera.

Adjusted earnings were $184 million or $0.25 per share in the fourth quarter of 2011 compared with $171 million or $0.23 per share in the same quarter of 2010 representing an increase of 8%. Higher adjusted earnings were mainly due to record-high mine operating earnings as a result of more favourable gold and silver realized prices as well as higher concentrate sales volume, partly offset by lower equity earnings from associate. Record adjusted earnings were $713 million or $0.96 per share for the year, a 59% increase compared with adjusted earnings of $448 million or $0.61 per share for 2010. Higher adjusted earnings were mainly due to increased revenues as a result of more favourable realized prices for gold, copper and silver, and increased production from continuing operations offset by higher other expenses and higher income tax expense compared to 2011.

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NEWS RELEASE

Net earnings for the quarter were $90 million or $0.12 per share on a basic and diluted basis compared with net earnings of $126 million or basic and diluted earnings per share of $0.17 for the fourth quarter of 2010. Despite contribution from record-high mine operating earnings, net earnings were lower as a result of an after-tax $81 million unrealized non-cash impairment loss on investments in available-for-sale securities recorded in the quarter. The accumulated loss was previously recorded in other comprehensive income and has been reclassified to the Consolidated Statement of Operations for the quarter.  This loss is unrealized and non-recurring, and does not impact or relate to the Company’s ability to generate operating cash flows or profit from its operations.  As such, the unrealized loss has been excluded from the calculation of adjusted earnings and adjusted earnings per share. The Company will recognize a gain on any value of these investments above the level at which they have been written down upon disposition.

Equity earnings from associates were $1 million for the quarter compared with $19 million in the fourth quarter of 2010. This was due to lower earnings attributable to the Company from its 12.5% interest in Minera Alumbrera Limited as a result of lower sales and higher operating costs relative to the comparative quarter of 2010. Equity earnings from associate of $39 million for the year decreased compared with $49 million in 2010 due to lower earnings attributable to the Company from its 12.5% interest in Minera Alumbrera Limited mainly due to lower sales, higher operating costs from lower gold and copper grades and an unfavourable concentrate pricing adjustment recorded in the fourth quarter resulting from the downward trend of the copper price from the third quarter of the year.

Cash flows generated from operations before changes in non-cash working capital items were $320 million or $0.43 per share in the fourth quarter of 2011 compared with $287 million or $0.39 per share for the fourth quarter of 2010, an increase of 12%. Cash flows generated from operations before changes in non-cash working capital items for the year ended December 31, 2011 were $1.3 billion or $1.70 per share compared to $857 million or $1.16 per share for the same period last year, representing an increase of 48%.

Cash flows from operations after taking into effect changes in working capital items were $339 million compared with $251 million for the quarter ended December 31, 2011. Cash flows after taking into effect changes in working capital items for the year ended December 31, 2011 were $1.2 billion compared to inflows of $681 million for the same period ended December 31, 2010 from continuing operations.

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NEWS RELEASE

Cash and cash equivalents as at December 31, 2011 were $550 million, after debt repayments during the year totaling $55 million and total dividend payments of $100 million.

Total production from operations was 276,918 GEO for the quarter, including the commissioning production from Mercedes and the Company’s proportionate interest in production from the Alumbrera Mine, compared with production of 286,683 GEO for the comparative quarter ended December 31, 2010.

In 2011, production of gold equivalent ounces totaled 1,102,296 GEO compared with 1,047,191 GEO in 2010, representing a year-to-year increase of 5% including the commissioning GEO from Mercedes.

Copper production for the quarter ended December 31, 2011 was 45.4 million pounds from Chapada , an increase of 14% compared with 39.9 million pounds for the fourth quarter of 2010. Additionally, 6.2 million pounds of copper produced from Alumbrera were attributable to the Company, compared to 9.3 million pounds in the quarter ended December 31, 2010. Total copper production for the fourth quarter was 51.6 million pounds. Copper production of 166 million pounds from Chapada for the year increased by 11% over production of 149 million pounds in 2010. Tonnage of copper concentrate production at Chapada also increased by 13% over the prior year. Additionally, 32 million pounds of copper produced from Alumbrera were attributable to the Company in 2011, compared to 39 million pounds in 2010.

By-product cash costs were positive $174 per GEO on commercial production of 268,480 GEO compared with negative $34 per GEO in the fourth quarter of 2010. By-product cash costs were $50 per GEO comparable with $50 per GEO in 2010. By-product cash costs per GEO were consistent with last year reflecting continuing effective cost constraint and consistent by-product credits on higher sale volume of copper.

Co-product cash costs for the quarter were $486 per GEO including Alumbrera, representing a 5% increase compared with $465 per GEO for the fourth quarter of 2010. Co-product cash costs for the year were $463 per GEO compared to $442 per GEO for the year ended December 31, 2010.  Co-product cash costs per pound of copper were $1.20 for the quarter from the Chapada mine, unchanged from the fourth quarter of 2010. Co-product cash costs per pound of copper for the quarter, including the Company’s interest in Alumbrera were $1.37 per pound versus $1.23 per pound for the quarter ended December 31, 2010.  Co-product cash costs per pound of copper were $1.29 for the year from Chapada, compared with $1.17 for the year ended December 31, 2010. Co-product cash costs for the year, including the Company’s interest in Alumbrera , were $1.38 per pound, compared with $1.20 for 2010.

OPERATING MINES

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NEWS RELEASE
A summary of mine-by-mine operating results can be found on the final page of this press release.

Chapada, Brazil
Chapada produced a total of 135,347 ounces of gold contained in concentrate in 2011 compared with 135,613 ounces of gold in concentrate in 2010. Chapada copper production of 166.1 million pounds in the year was 11% higher than the copper production in 2010.

By-product cash costs for the year were negative $2,454 compared with negative $2,073 per GEO for 2010. Increased sales of copper and higher copper prices were the main contributing factors to the increase in by-product credit.

Co-product cash costs for gold were $319 per ounce in 2011 compared with $327 per ounce in 2010. Lower co-product cash costs were primarily due to higher tonnage throughput positively impacting unit costs and improved recoveries partly offset by lower grades. Co-product cash costs for copper were $1.29 per pound in 2011 versus $1.17 per pound in 2010.

Chapada produced a total of 34,313 ounces of gold contained in concentrate in the fourth quarter compared with 36,965 ounces of gold in concentrate in the fourth quarter of 2010. Chapada copper production of 45.4 million pounds in the fourth quarter was 14% higher than the copper production during the comparable period in 2010.  Lower production of gold in the quarter compared with the fourth quarter of 2010 was mainly due to lower feed grade and recovery, partly offset by increased tonnage of ore mined and processed as a result of the plant optimization initiatives undertaken since the end of 2010. Decrease in gold grade is in line with the life of mine plan.

By-product cash costs for the fourth quarter were negative $1,715 per ounce, compared with negative $2,863 per ounce for the same quarter of 2010. Lower credit to by-product cash costs reflects lower copper prices partly offset by higher copper sale volume compared to the prior year, resulting in higher by-product cash costs.

Co-product cash costs for the quarter were $320 per gold ounce and $1.20 per pound of copper compared to $323 per gold ounce and $1.20 per pound of copper for the same quarter of 2010. Co-product cash costs per ounce of gold and per pound of copper remain largely unchanged in spite of lower feed grade and recovery for gold, reflecting effective cost control practices by the operation.

In December 2011, the Company completed the feasibility and basic engineering study on the oxides at the Suruca project.  Suruca is six kilometres northeast of Chapada. The deposit will support an additional average production of 49,000 gold ounces per year to Chapada’s operations over an initial five years beginning in 2013.

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NEWS RELEASE

The Company continues to evaluate the gold and copper production contribution to Chapada from Corpo Sul which is a recently discovered gold and copper mineralization at the southwest end of the orebody. A total of 30 drill holes were completed traced along a strike length of almost seven kilometers during the fourth quarter of 2011. The mineral resource has higher average grade cores especially near the current Chapada pit which could provide opportunity for near-term higher than average mineral reserve grades.

Planned production from Chapada will decline in 2012 over 2011 levels, although will increase in terms of gold production in 2013 and in the years to follow, mostly as a result of the start-up of the oxide gold operation at Suruca and gold and copper production from Corpo Sul beginning in 2014.  The Company’s strategic plan is to ensure sustainable production from Chapada of 150,000 gold ounces and 135 million pounds of copper from 2013 and onwards for at least five years.

Jacobina, Brazil
Jacobina produced 121,675 ounces of gold in 2011, compared with production of 122,160 ounces of gold in 2010. The decrease in production was mainly due to lower tonnage of ore processed.

Cash costs were $643 per ounce in 2011 compared with $535 per ounce in 2010.

Gold production at Jacobina was 31,983 ounces in the fourth quarter, compared with 33,718 ounces of in the fourth quarter of 2010. The decrease in production was primarily a result of lower tonnage of ore processed and lower feed grade and recovery. Increased mine gallery reinforcement work also negatively affected production.

Cash costs were $646 per ounce of gold for the fourth quarter compared with $495 per ounce of gold in the fourth quarter of 2010 mainly due to mining inflation pressure, increase in hauling distance and increased secondary development.  Additionally, more effort was undertaken on mine development during the quarter resulting in lower production and higher cash costs in the short term. Costs are expected to decrease in 2012.

The Company continues to focus on upgrading the current mineral resources to mineral reserves at Canavieiras and Morro do Vento and improving overall mineral reserve grade for the mine. Additional drilling during the fourth quarter was completed to upgrade inferred mineral resources to measured and indicated mineral resources at both Canavieras and Morro Do Vento.  Successful infill drilling at Canavieiras and Morro do Vento resulted in measured and indicated mineral resource increases of approximately 392,000 ounces of gold in 2.2 million tonnes at 3.83 g/t and 81,000 gold ounces in 814,584 tonnes at 3.09 g/t, respectively representing potential additional mine life of more than three years.  The gold grade at Canavieiras averaged approximately 3.83 g/t which improved the average grade of global mineral resources and mineral reserves. Mining of higher grade areas could increase average annual production at Jacobina to 140,000 gold ounces beginning in 2014. Production increases from higher grade and new gold ounces from new areas will utilize the existing processing capacity and hence should result in significant cash cost per ounce improvements.

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NEWS RELEASE

Fazenda Brasileiro, Brazil
The Fazenda Brasileiro Mine produced 55,163 ounces of gold in 2011 compared to 70,084 ounces of gold in 2010.

Production at Fazenda Brasileiro was 15,568 ounces of gold in the quarter ended December 31, 2011. This compares to 19,852 ounces of gold in the fourth quarter of 2010. Cash costs for the fourth quarter were $915 per ounce compared with $705 per ounce for the same period in 2010. Grade for the quarter was 2.33 g/t compared to 2.53 g/t for the comparative quarter last year, representing an expected decline in grade of 8%, which impacted cash costs.

The Fazenda Brasileiro mine was acquired in 2003 with 2.5 years of mine life remaining based on known mineral reserves. The Company has since been mining at Fazenda Brasileiro for eight years. The mine continues to further outline exploration potential and mineral resource additions are expected in 2012.

The two new mineralization zones, CLX2 and Lagoa do Gato, both discovered in 2009, are identified as having significant potential for high-grade sources of ore for the mill. Both infill and extension drilling confirm the continuity of mineralization in both areas. In 2011, the Company continued to develop the high-grade mineral reserves at CLX2, improve mine fleet costs using road trucks and with a focus on increasing mineral reserves and mineral resources.  The Company is evaluating the possible extension of mine life. Total gold mineral reserves for Fazenda Brasileiro increased by 104% compared to 2010.

El Peñón, Chile
Annual production at El Peñón was 475,586 GEO in 2011, representing a year-over-year increase of 11% in GEO compared with production of 2010, which was the transition year to owner-mining. Since conversion to owner-mining in early 2010, operational dilution has decreased and feed grade has improved. This, combined with increased capacity, has led to increased GEO production. Production for the year of 475,586 GEO consisted of 306,184 ounces of gold and 8.5 million ounces of silver, compared with 427,934 GEO, which consisted of 256,530 ounces of gold and 9.4 million ounces of silver produced in 2010. Production of gold has increased consecutively year over year since 2009.

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NEWS RELEASE

Cash costs were $400 per GEO compared with $428 per GEO in 2010. Improvement of operational reliability and cost management was the main contributing factor to more than offset the negative effect of a higher exchange rate for the Chilean Peso and resulting in lower cash costs in 2011.

El Peñón produced 115,043 GEO during the fourth quarter of 2011. Production for the quarter consisted of 75,407 ounces of gold and 2.0 million ounces of silver, compared with 113,800 GEO, which consisted of 74,785 ounces of gold and 2.1 million ounces of silver produced in the fourth quarter of 2010, primarily due to higher recoveries.

Cash costs were $413 per GEO in the quarter ended December 31, 2011, representing a 2% improvement, compared with $421 per GEO in the fourth quarter in 2010.  Favourable exchange rate of the United States Dollar versus the Chilean Peso, operational reliability and cost management improvements allowed mine management to mitigate the adverse impact of mining inflation.

El Peñón has a long track record of replacement of ounces of mineral resource expansion. During the fourth quarter of 2011, 251 drill holes were completed totaling over 66 kilometres with the majority in areas of the North Block to extend and define the Al Este, Abundancia and Esmeralda targets, the Fortuna area where infill drilling extended the deposit to depth and at Pampa Augusta Victoria to better define the Victoria vein to depth and parallel structures to the east. Infill drilling  upgraded the previously defined mineral resources to mineral reserves and identified higher grade areas. Total mineral reserves on a GEO basis for El Peñón increased by 20% compared to 2010 with consecutive increases in mineral reserves on a GEO basis over the last two years.

Continuous exploration effort on high grade areas at El Peñón is expected to return significant near surface gold and silver values, improve production, provide mining flexibility for a sustainable production level of at least 440,000 GEO per year and ultimately increase mine life.

Minera Florida, Chile
Annual production at Minera Florida totaled 102,738 GEO in 2011 compared with 105,604 GEO in 2010. Tonnes of ore processed increased by 18% in 2011 from 2010 levels. The combined impact of higher tonnage and higher silver feed grade resulted in an increase in silver production of 31%. Gold production decreased year over year as a result of lower gold feed grade.

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NEWS RELEASE

Cash costs were $591 per GEO in 2011 compared with $416 per GEO in 2010.

Minera Florida produced a total of 23,151 GEO in the quarter, representing a decrease of 28%, compared with 32,048 GEO in the fourth quarter of 2010, mainly as a result of a strike-related work stoppage at the mine. Operations returned to normal by year-end and a two-year collective bargaining agreement was signed.

Gold grade for the quarter was 3.37 g/t which was lower than the 4.68 g/t for the fourth quarter of 2010. In 2012 and years to follow, mine grade is expected to be consistent with mineral reserve grade, and process efficiency will be augmented by low-cost historical tailings material.  In 2012 production is expected to be in excess of 135,000 GEO with the start of production from the tailings re-treatment project.

Cash costs for the fourth quarter were $706 per GEO compared with $479 per GEO in the same quarter in 2010 primarily as a result of the work stoppage and to a lesser extent, mining inflation, higher energy costs and lower gold feed grades. In 2012, cash costs are expected to return to historical levels.

The Company’s expansion project at Minera Florida is designed to increase annual production by approximately 40,000 GEO per year for five years through the re-treatment of tailings. The construction of the project continues to advance and is expected to be completed in March with first production expected in April.  Overall costs are expected to improve with the addition of tailings production given the lack of mining costs associated with the tailings project.

Near-mine exploration at Minera Florida focused on the Portezuelo, El Roble and Tribuna sectors to delineate the extension of the orebodies. Mine development has advanced as planned in areas such as Tribuna, Maqui Clavo I, which is expected to maintain and ensure future production levels.

Gualcamayo, Argentina
Gualcamayo produced 158,847 ounces of gold in 2011 compared with 135,140 ounces produced in 2010, representing an 18% year-over-year increase. Production increased primarily as a result of mining higher grade benches.

Cash costs for the year were $441 compared with $506 per ounce in 2010.

Gold production of 40,676 ounces in the fourth quarter compared with 36,239 ounces produced in the fourth quarter of 2010, represents a 12% quarter-over-quarter improvement.

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NEWS RELEASE

Production increased mainly due to higher grade and higher tonnage processed partly offset by lower recovery. Management continues to work on recovery improvement.

Cash costs were $424 per ounce in the quarter ended December 31, 2011, representing a 36% improvement, compared with $662 per ounce in the fourth quarter of 2010, which was adversely affected by the necessary stoppage of conveyor belts and the plant for the expansion of capacity; as a result, ore was transported by truck while the conveyor belts were down and that contributed to higher cash costs in the fourth quarter of 2010.

Development of QDD Lower West advanced to 33% of the overall physical progress, with tunnel advance and equipment and material procurement. Project completion remains on schedule.

Brownfield exploration for the fourth quarter of 2011 was focused on increasing mineral resources in the QDD Lower area, which will continue to be the main target in the first half of 2012.  Exploration efforts during 2011 at Gualcamayo began late in the year due to limited access to the orebody during the first half of the year.  Gualcamayo is expected to contribute more meaningfully to Company mineral reserve and mineral resource growth going forward.

Full ramp-up of Gualcamayo’s expansions to be completed by mid-2013 are expected to increase sustainable production to over 200,000 gold ounces per year beginning in 2014.

Mercedes, Mexico
The Mercedes mine, located in Sonora, Mexico, is Yamana’s newest mine and represents the first of four new mines to begin production during 2012 and 2013.

With mine development and plant commissioning well advanced and a sufficient stockpile having been created during the mine development period, a first gold pour occurred in mid-November 2011, marking the formal start-up of commissioning production at the mine, which was originally planned for the middle of 2012.

Commissioning period production was 8,438 gold equivalent ounces since the first gold pour in the fourth quarter. Mining is at a rate consistent with the original plan and the plant is ramping up to the rate of 1,500 tonnes per day as contemplated in the feasibility study. At the end of the quarter, approximately 100,000 tonnes of ore were stockpiled, inventories in circuit and in process were approximately 2,900 GEO. Commissioning activities continue to advance as planned; production for the month of January 2012 was 8,959 GEO, representing the second consecutive monthly production in excess of 8,000 GEO.

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NEWS RELEASE

Subsequent to the year end, Mercedes reached commercial production as of February 1, 2012 upon achieving sustainable levels of operations based on qualitative and quantitative factors. In its assessment, management reviewed achievement of milestones at a sustainable level including but not limited to a significant portion of planned capacity, production levels, grades and recovery rates, achievement of mechanical completion and operating effectiveness, obtaining necessary permits and production inputs and positive and sustainable cash flows.

Production is initially planned at 120,000 GEO per year although the Company is evaluating the potential to increase throughput to 1,800 tonnes per day through modest plant modifications and optimizations. With increased plant capacity along with the additional ore from Barrancas, and as accelerated underground development work advances during 2012, the Company expects production to increase to over 130,000 GEO in 2013.

To date, there have been over 11,000 metres of underground development completed, including the start of development of the Barrancas zone with the higher grade Lagunas Norte vein, one of the newest discoveries at the mine. Development of the vein structure in the Barrancas zone was not included in the original mine plan and represents a significant opportunity to increase production.

A total of 24 holes covering over five kilometres were completed in the fourth quarter of 2011. Drilling was focused on the area between the Diluvio and Lupita deposits and as infill on the outcropping Rey de Oro deposit located to the east of Diluvio.  The Rey de Oro zone has now been delineated along a strike length of 350 metres, a dip length of 130 metres (starting at the surface) and a width of between 20 to 70 metres.

Alumbrera, Argentina
The Company’s interest in the Alumbrera Mine is accounted for as an equity investment. The Company recorded earnings from its 12.5% interest in Alumbrera Mine of $1 million and $39 million for the three-month period and year ended December 31, 2011, compared with $19 million and $49 million reported for the respective periods of 2010. Lower earnings for the year ended December 31, 2011 was due to lower production and higher operating costs.  Both production and unit costs were impacted by lower grades for gold and copper.  Additionally, earnings for the quarter were impacted by unfavourable concentrate pricing adjustments resulting from the downward trend of the copper price from the third quarter to the year end.  The Company received cash distributions of $44 million during the three-months and $71 million for the year ended December 31, 2011, compared with $24 million and $61 million for the comparative periods in 2010, respectively.

Attributable production from Alumbrera was 7,746 ounces of gold and 6.2 million pounds of copper for the quarter. This compares with attributable production of 14,061 ounces of gold and 9.3 million pounds of copper for the fourth quarter of 2010. Lower gold and copper production was mainly due to lower head grades from the ore mined and stockpile and lower recoveries partially offset by higher tonnage throughput.

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NEWS RELEASE

CONSTRUCTION AND DEVELOPMENT PROJECTS

The following summary highlights key updates from the construction and development projects at the Company.

Ernesto/Pau-a-Pique, Brazil
Construction progress is on schedule with commissioning and start-up of production expected by the end of 2012 and commercial production by mid-2013. As of December 31, 2011, physical advancement continued and was approximately 75% complete. During the fourth quarter, mine development, civil works and electromechanical works continued as expected and detailed engineering was completed.  Annual production is expected to be approximately 100,000 gold ounces with average annual production during the first two full years expected to be approximately 120,000 gold ounces.

C1 Santa Luz, Brazil
Construction progress is on schedule with commissioning and start-up of production expected by the end of 2012 and commercial production by mid-2013. As of December 31, 2011, physical advancement of the project was approximately 60% complete. During the fourth quarter, earthworks were completed and civil works and erection works continued as planned. Annual production is expected to be approximately 100,000 gold ounces with average annual production during the first two full years to exceed 130,000 gold ounces.

Pilar, Brazil
Construction progress is on schedule with commissioning and start-up of production expected by mid-2013 with commercial production expected by the end of 2013. As of December 31, 2011, detailed engineering and earthworks were approximately 85% complete, advancing physical progress to approximately 25%. Annual production from the mine is estimated to be 120,000 ounces of gold.  The project is being built with 30% additional capacity to that contemplated in the feasibility study in anticipation of significant mineral resource growth. Development of Caiamar, a high-grade satellite deposit located 38 kilometres west of Pilar, is expected to contribute to production and utilization of this excess capacity at Pilar thereby increasing production to a minimum of 140,000 gold ounces per year once in full production, as early as 2014.

Mineral resource development and work on a feasibility study continued at Caiamar throughout the year.  The ore from this deposit can be processed at Pilar with the higher grades offsetting the additional transportation costs.

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NEWS RELEASE

Suyai, Argentina
Development of various studies relating to Suyai will be launched during 2012. The studies are expected to lead to the evaluation of Suyai as a high grade, low cost underground mine with off-site processing, tailings and waste facilities. The Company has been invited to present this new concept for Suyai to local officials and community leaders.

Jeronimo, Chile
Following the delivery of the first mineral reserve estimate at Jeronimo in early 2011, a pre-feasibility study of Jeronimo was completed by the end of the year.

The pre-feasibility study estimated that cash costs will be approximately $600 per gold ounce and that pre-production capital will be approximately $310 million. The initial results indicated increased production and recovery levels reaching approximately 85% under a base case scenario when utilizing a combined flotation and pressure oxidation process. Additional studies were undertaken, which have since been completed and form the basis of the feasibility study now being completed.  The studies were designed to provide greater certainty through extensively testing metallurgical results, opportunities for improving recoveries beyond 85% and scaling the plant to requirements through pilot testing. These results and advanced engineering work will be detailed within the feasibility study expected before mid-2012. With the increase in certainty from pilot testing and metallurgy, a 17% increase in gold mineral reserves, potential by-product credits and other optimizations, the Company expects a positive impact on the economics of the project.

The Company anticipates making a construction decision in 2012 and is advancing the construction of Jeronimo whether or not it consolidates its 57% stake in the project. Jeronimo’s annual gold production is expected to be approximately 150,000 ounces per year, with production in the early years of approximately 190,000 ounces.

EXPLORATION

The Company’s 2011 exploration program focused on increasing mineral reserves and mineral resources within its near-mine and regional brownfield exploration programs as well as continuing to explore greenfield targets elsewhere in the Americas. As of the end of 2011, a total of 16 projects have been explored with comprehensive drill programs and a total of approximately 422,000 metres of drilling was completed. The Company is largely focused on developing its future based on its exploration successes and organic growth.

Yamana expects to spend approximately $125 million on exploration in 2012 continuing to build on its successful record of replacing and increasing mineral reserves and mineral resources.  The exploration program will focus on increasing the Company’s mineral reserves and mineral resources, accelerating the development of new discoveries such as Jordino and Maria Lazarus at Pilar, the extension of Pampa Augusta Victoria and definition of a new discovery at El Peñón, the expansion of high grade mineral resources at Jacobina and the development of several greenfield projects.

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NEWS RELEASE

OUTLOOK AND STRATEGY

The Company is focused on operational predictability and reliability with a concentrated effort in increasing cash flows, containing costs and expanding margins to maximize shareholder value. The Company continues on a steady path of organic growth through expanding current, near-term and in-development production plans, developing new projects and advancing its exploration properties.

Production in 2012 is expected to be in the range of 1.2 to 1.3 million gold equivalent ounces . This will represent an increase from 2011 production of 13%, most of which will come from Mercedes as its production ramps up, as well as the Minera Florida expansion which will add to production starting in March 2012. C1 Santa Luz and Ernesto/Pau-a-Pique are also expected to start production by the end of 2012.

Production in 2013 is expected to increase by 43% from 2011 levels, to a range of 1.5 to 1.7 million GEO, most of which will come from a full year of production from C1 Santa Luz and Ernesto/Pau-a-Pique, and the start-up of Pilar and the Gualcamayo expansion.

By 2014, production is targeted to be at a sustainable level of approximately 1.75 million GEO. This includes production from the existing mines and development projects for which construction decisions have been made.

Current exploration and early development projects will potentially add to this production level and will be included once construction decisions have been made. These projects include: Jeronimo, Agua Rica and Suyai.

Cash costs for 2012 are forecasted to be below $250 per GEO. Cash costs are calculated after base metal by-product credits.

Development capital to be spent in 2012, including $65 million carried forward from 2011 and excluding capitalized exploration, is expected to be $665 million. This includes amounts for new projects for which capital was not committed in 2011. Development capital will decline into 2013 and the following years as the Company’s development projects are completed.

For 2012, sustaining capital is expected to be $340 million across all operations and is expected to decline after current sustaining development projects are completed in 2014.

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NEWS RELEASE

The Company is also contemplating certain initiatives that will result in improved recoveries, reduced costs and/or mine life extension at various operations. These projects are currently being evaluated with final decisions still pending. The most significant impact projects are at El Peñón, Chapada and Pilar.

In addition to $1.1 billion of available cash and undrawn credit available at the end of 2011, the expected robust cash flows from operations under the current and intermediate-term pricing conditions for gold will enable the Company to fully fund its growth, reward shareholders through dividends and accelerate capital spending to enhance the Company’s production growth profile.
Further details of the 2011 fourth quarter results can be found in the Company’s unaudited Management’s Discussion and Analysis and unaudited Consolidated Financial Statements at http://www.yamana.com/Investors/FinancialCorporateReports

FOURTH QUARTER CONFERENCE CALL
Q4 Conference Call Information for Thursday February 23, 2012, 11:00 a.m. ET

Toll Free (North America): Toronto Local and International International: Participant Audio Webcast	1-800-952-6845 416-695-6616 www.yamana.com

Q4 Conference Call REPLAY:

Toll Free Replay Call (North America): Toronto Local and International:	1-800-408-3053 905-694-9451	Passcode 7125300 Passcode 7125300

The conference call replay will be available from 2:00 p.m. ET on February 23, 2012 until 11:59 p.m. ET on March 8, 2012.

Via Webcast
Live Audio & Webcast: www.yamana.com

For further information on the conference call or audio webcast, please contact the Investor Relations Department or visit our website, www.yamana.com.

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NEWS RELEASE

About Yamana

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions in Brazil, Argentina, Chile, Mexico and Colombia. Yamana plans to continue to build on this base through existing operating mine expansions, throughput increases, development of new mines, the advancement of its exploration properties and by targeting other gold consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:

Lisa Doddridge Vice President, Corporate Communications and Investor Relations 416-945-7362 1-888-809-0925 Email: lisa.doddridge@yamana.com

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NEWS RELEASE

Chile
	Ore Processed	Gold Grade g/t	Silver Grade g/t	Gold Recovery (%)	Silver Recovery (%)	Gold Ounces Produced	Silver Ounces Produced	Gold Equivalent Ounces Produced	Gold Equivalent Ounces Sold	Cash Cost per GEO ⁽¹⁾
El Peñón
Total 2011	1,452,090	7.05	215.9	93.0	84.0	306,184	8,470,112	475,586	473,607	$ 400
Q4 2011	363,796	6.91	200.19	93.1	83.9	75,407	1,981,806	115,043	116,174	$ 413
Q3 2011	367,503	6.77	215.46	93.6	86.8	76,347	2,213,974	120,627	125,600	$ 407
Q2 2011	362,778	7.64	220.24	93.4	85.1	80,861	2,162,850	124,118	117,030	$ 382
Q1 2011	358,013	6.91	227.80	92.0	79.9	73,568	2,111,482	115,798	114,803	$ 397
Total 2010	1,522,366	5.74	228.50	91.2	84.1	256,530	9,427,208	427,934	431,665	$ 428
Q4 2010	366,424	6.94	229.20	91.3	79.5	74,785	2,145,809	113,800	114,403	$ 421
Q3 2010	396,209	5.48	216.76	90.8	83.3	63,417	2,298,731	105,212	108,204	$ 461
Q2 2010	392,223	4.97	216.30	92.0	87.1	57,351	2,372,380	100,485	102,324	$ 449

Minera Florida
Total 2011	920,388	3.50	38.5	84.0	68.3	86,914	791,173	102,738	101,565	$ 591
Q4 2011	207,147	3.37	50.26	83.5	68.9	18,326	241,208	23,151	23,219	$ 706
Q3 2011	242,670	3.45	38.01	84.0	67.6	22,569	200,399	26,577	28,717	$ 588
Q2 2011	238,287	3.43	31.80	83.9	68.0	22,034	167,114	25,376	22,831	$ 614
Q1 2011	232,284	3.78	35.20	84.6	68.7	23,986	182,453	27,635	26,798	$ 476
Total 2010	779,836	4.41	33.40	83.7	67.8	94,585	606,071	105,604	102,819	$ 416
Q4 2010	214,859	4.68	45.10	84.7	70.6	27,787	234,339	32,048	30,525	$ 479
Q3 2010	207,834	4.30	39.17	84.2	67.0	24,337	182,332	27,652	27,667	$ 425
Q2 2010	204,512	4.27	21.20	82.0	66.1	23,543	95,249	25,274	23,020	$ 370

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NEWS RELEASE

Brazil
	Ore Processed	Gold Grade g/t	Gold Recovery (%)	Gold Ounces Produced	Gold Ounces Sold	By-Product Cash Cost per GEO ⁽¹⁾	Co-Product Cash Cost per GEO
Chapada
Total 2011	20,581,385	0.32	63.8	135,347	129,419	$ (2,454)	$ 319
Q4 2011	5,559,778	0.32	60.5	34,313	33,146	$ (1,715)	$ 320
Q3 2011	5,075,556	0.33	66.0	36,075	28,618	$ (2,045)	$ 329
Q2 2011	4,857,313	0.32	64.3	31,566	34,260	$ (3,555)	$ 342
Q1 2011	5,088,739	0.32	64.7	33,392	33,395	$ (2,615)	$ 286
Total 2010	19,195,578	0.35	62.3	135,613	127,450	$ (2,073)	$ 327
Q4 2010	4,757,679	0.37	64.9	36,965	31,421	$ (2,863)	$ 323
Q3 2010	5,246,202	0.38	63.4	40,405	35,591	$ (1,856)	$ 301
Q2 2010	4,873,077	0.32	60.7	30,450	32,881	$ (1,583)	$ 350
Jacobina
Total 2011	2,148,275	1.89	93.3	121,675	123,323	$ -	$ 643
Q4 2011	527,537	2.03	93.4	31,983	32,904		$ 646
Q3 2011	559,207	1.89	92.9	31,567	30,528		$ 654
Q2 2011	532,496	1.74	93.4	27,806	28,354		$ 663
Q1 2011	529,035	1.91	93.5	30,319	31,537		$ 611
Total 2010	2,158,097	1.89	93.2	122,160	121,405		$ 535
Q4 2010	542,055	2.06	94.1	33,718	33,530		$ 495
Q3 2010	570,799	1.95	93.8	33,637	32,517		$ 463
Q2 2010	556,376	1.79	93.0	29,785	29,110		$ 534
Fazenda Brasileiro
Total 2011	936,459	2.07	88.4	55,163	56,907	$ -	$ 937
Q4 2011	234,767	2.33	88.1	15,568	16,430		$ 915
Q3 2011	249,752	1.99	89.9	14,335	14,534		$ 940
Q2 2011	246,551	2.02	87.5	14,007	13,052		$ 934
Q1 2011	205,389	1.93	88.2	11,252	12,891		$ 968
Total 2010	1,110,204	2.22	88.6	70,084	72,316		$ 628
Q4 2010	275,184	2.53	89.4	19,852	18,822		$ 705
Q3 2010	279,734	2.14	89.0	17,161	19,208		$ 620
Q2 2010	273,706	2.36	88.2	18,333	15,801		$ 559

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NEWS RELEASE

Argentina
	Ore Processed	Gold Grade g/t	Gold Recovery (%)	Gold Ounces Produced	Gold Ounces Sold	Cash Cost per GEO ⁽¹⁾
Gualcamayo
Total 2011	7,578,156	0.97	68.44	158,847	160,326	$ 441
Q4 2011	1,955,094	0.99	65.4	40,676	40,908	$ 424
Q3 2011	1,844,293	0.94	67.7	37,381	38,354	$ 442
Q2 2011	1,882,237	1.02	74.4	43,194	46,399	$ 399
Q1 2011	1,896,533	0.95	66.4	37,597	34,665	$ 507
Total 2010	7,528,690	0.82	67.8	135,140	141,734	$ 506
Q4 2010	1,818,571	0.89	69.5	36,239	36,649	$ 662
Q3 2010	1,982,929	0.87	57.8	31,972	38,660	$ 480
Q2 2010	1,940,939	0.85	70.4	37,467	30,283	$ 427

Alumbrera
Total 2011	4,775,130	0.42	69.4	44,502	44,664	$ (1,448)
Q4 2011	1,176,148	0.30	68.3	7,746	9,709	$ (1,351)
Q3 2011	1,239,638	0.44	71.8	12,712	11,177	$ (1,216)
Q2 2011	1,227,348	0.47	68.2	12,670	12,367	$ (1,736)
Q1 2011	1,131,995	0.45	69.3	11,374	11,412	$ (1,452)
Total 2010	4,509,332	0.46	73.0	50,656	48,940	$ (1,404)
Q4 2010	1,160,601	0.50	76.0	14,061	12,951	$ (1,556)
Q3 2010	1,102,574	0.42	72.8	11,370	10,095	$ (993)
Q2 2010	1,117,957	0.43	69.9	11,470	15,638	$ (1,938)

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NEWS RELEASE

Copper Production
	Ore Processed	Copper Ore Grade	Copper Recovery (%)	Copper Produced (M lbs.)	Copper Sold (M lbs.)	Cash costs per pound of copper
Chapada
Total 2011	20,581,385	0.42	87.4	166.1	153.6	$ 1.29
Q4 2011	5,559,778	0.43	86.7	45.4	43.6	$ 1.20
Q3 2011	5,075,556	0.42	87.5	41.4	38.7	$ 1.45
Q2 2011	4,857,313	0.43	88.4	40.8	41.6	$ 1.32
Q1 2011	5,088,739	0.39	87.1	38.5	29.7	$ 1.21
Total 2010	19,195,578	0.41	86.5	149.4	143.8	$ 1.17
Q4 2010	4,757,679	0.44	86.2	39.9	39.6	$ 1.20
Q3 2010	5,246,202	0.43	86.8	42.8	43.5	$ 1.14
Q2 2010	4,873,077	0.39	87.2	37.0	31.6	$ 1.13

Alumbrera
Total 2011	4,775,130	0.40	77.2	32.2	31.5	$ 1.82
Q4 2011	1,176,148	0.30	78.9	6.2	7.7	$ 2.59
Q3 2011	1,239,638	0.44	79.5	9.5	7.9	$ 1.58
Q2 2011	1,227,348	0.45	77.2	9.3	8.8	$ 1.54
Q1 2011	1,131,995	0.39	73.1	7.1	7.1	$ 1.85
Total 2010	4,509,332	0.50	82.0	38.7	37.0	$ 1.29
Q4 2010	1,160,601	0.40	81.0	9.3	9.0	$ 1.37
Q3 2010	1,102,574	0.40	82.2	8.3	7.7	$ 1.53
Q2 2010	1,117,957	0.44	81.4	9.3	12.1	$ 1.52

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.  Except for statements of historical fact relating to the Company, information contained herein constitutes forward-looking statements, including any information as to the Company’s strategy, plans or future financial or operating performance.  Forward-looking statements are characterized by words such as “plan,” “expect”, “budget”, “target”, “project”, “intend,” “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur.  Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  These factors include the Company’s expectations in connection with the projects and exploration programs discussed herein being met, the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, copper, silver and zinc), currency exchange rates (such as the Brazilian Real, the Chilean Peso, the Argentine Peso, and the Mexican Peso versus the United States Dollar), possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in the Company’s corporate mineral resources, risk related to non-core mine dispositions, changes in project parameters as plans continue to be refined, changes in project development,  construction, production and commissioning time frames, risk related to joint venture operations, the possibility of project cost overruns or unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables

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NEWS RELEASE

contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending litigation and labour disputes, as well as those risk factors discussed or referred to in the Company’s annual Management’s Discussion and Analysis and Annual Information Form for the year ended December 31, 2010 filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law.  The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

NON-GAAP MEASURES
The Company has included certain non-GAAP measures including “Co-product cash costs per gold equivalent ounce”, “Co-product cash costs per pound of copper”, “By-product cash costs per gold equivalent ounce”, “Adjusted Earnings or Loss and Adjusted Earnings or Loss per share” to supplement its financial statements, which are presented in accordance with International Financial Reporting Standards (“IFRS”). The term IFRS and generally accepted accounting principles (“GAAP”) are used interchangeably throughout this press release.

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

CO-PRODUCT AND BY-PRODUCT CASH COSTS

The Company has included cash costs per GEO and cash costs per pound of copper information because it understands that certain investors use this information to determine the Company’s ability to generate earnings and cash flows for use in investing and other activities. The Company believes that conventional measures of performance prepared in accordance with IFRS do not fully illustrate the ability of its operating mines to generate cash flows. The measures are not necessarily indicative of operating profit or cash flows from operations as determined under IFRS. Cash costs per GEO are determined in accordance with the Gold Institute’s Production Cost Standard and are calculated on a co-product and by-product basis. Cash costs on a co-product basis are computed by allocating operating cash costs separately to metals (gold and copper) based on an estimated or assumed ratio. Cash costs on a by-product basis are computed by deducting copper by-product revenues from the calculation of cash costs of production per GEO. Cash costs per GEO and per pound of copper are calculated on a weighted average basis.

ADJUSTED EARNINGS OR LOSS AND ADJUSTED EARNINGS OR LOSS PER SHARE

The Company uses the financial measures “Adjusted Earnings or Loss” and “Adjusted Earnings or Loss per share” to supplement information in its consolidated financial statements. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance. The presentation of adjusted measures are not meant to be a substitute for net earnings or loss or net earnings or loss per share presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. Adjusted Earnings or Loss and Adjusted Earnings or Loss per share are calculated as net earnings excluding (a) stock-based compensation, (b) unrealized foreign exchange (gains) losses related to revaluation of deferred income tax asset and liability on non-monetary items, (c) unrealized foreign exchange (gains) losses related to other items, (d) unrealized (gains) losses on commodity derivatives, (e) impairment losses, (f) deferred income tax expense (recovery) on the translation of foreign currency inter-corporate debt, (g) write-down of investments and other assets and any other non-recurring adjustments, (h) mark-to-market (gains) losses on share-purchase warrants. Non-recurring adjustments from unusual events or circumstances, such as the unprecedented volatility of copper prices in the fourth quarter of 2008, are reviewed from time to time based on materiality and the nature of the event or circumstance. Earnings adjustments for the comparative period reflect both continuing and discontinued operations.

The terms “Adjusted Earnings (Loss)” and “Adjusted Earnings (Loss) per share” do not have a standardized meaning prescribed by IFRS, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies. Management believes that the presentation of Adjusted Earnings or Loss and Adjusted Earnings or Loss per share provide useful information to investors because they exclude non-cash and other charges and are a better indication of the Company’s profitability from operations. The items excluded from the computation of Adjusted Earnings or Loss and Adjusted Earnings or Loss per share, which are otherwise included in the determination of net earnings or loss and net earnings or loss per share prepared in accordance with IFRS, are items that the Company does not consider to be meaningful in evaluating the Company’s past financial performance or the future prospects and may hinder a comparison of its period-to-period profitability. A reconciliation of Adjusted Earnings to net earnings as well as a discussion of the adjusting items is provided in Section 4 “Overview of Financial Results” for both the yearly and quarterly reconciliations that can be found on the Company’s website at www.yamana.com/2011.

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